May 30, 2014

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 5 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

Since our last property disposition notice to you, the Partnership has sold its interest in one local limited partnership; Hughes Villas Limited Partnership, an Arkansas limited partnership. Additionally, Hillcrest Heights, L.P., an Iowa limited partnership, sold its apartment complex. Proceeds from the sales received by the Partnership were used to pay liabilities owed to the General Partner by the Partnership, and the balance is being held in reserves.

The schedule comprising Attachment No. 1 hereto includes each property’s appraised value and each property’s loan balance as of the respective dates set forth. The table also includes the type of transaction (asset or limited partnership interest sale) and the date each transaction took place.

The Partnership continues to own interests in five other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2014 K-1, expected to be delivered to you approximately February or March 2015. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of the sales once the 2014 K-1 is received.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
WNC & Associates, Inc.,
General Partner
cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1
Local Limited Partnership	Mortgage Debt at 12/31/13	Appraised Value	Date of Appraisal	Date of Sale	Type of Transaction
Hillcrest Heights, L.P.	$384,625	$830,000	10/15/2013	4/15/2014	Asset Sale
Hughes Villas Limited Partnership	$707,000	$600,000	10/15/2013	1/31/2014	LP Interest Sale

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com